SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

 Information to Be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                            (AMENDMENT NO. ___)(1)

                         Oxford Health Plans, Inc.
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                691471 10 6
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                               (CUSIP Number)

                             Jon S. Richardson
          Executive Vice President, General Counsel and Secretary
                         Oxford Health Plans, Inc.
                             48 Monroe Turnpike
                             Trumbull, CT 06611
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             February 23, 2000
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          (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO.  691471 10 6                13D
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(1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

        Norman C. Payson, M.D.
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)..........................................................[ ]
        (b)..........................................................[x]
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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)
        PF
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) ..........................................[  ]
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(6)  Citizenship or Place of Organization
        United States
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Number of Shares     (7)  Sole Voting Power           4,961,011
Beneficially        ----------------------------------------------------------
Owned                (8)  Shared Voting Power         0
by Each             ----------------------------------------------------------
Reporting            (9)  Sole Dispositive Power      4,961,011
Person              ----------------------------------------------------------
With                (10)  Shared Dispositive Power    0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
         4,961,011
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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions) ............................................[  ]
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(13)  Percent of Class Represented by Amount in Row (11)
         5.57%
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 (14) Type of Reporting Person (See Instructions)
         IN
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      This Statement on Schedule 13D relates to shares of common stock, par value $.01 per share (the "Shares"), of Oxford Health Plans, Inc. ("Oxford" or the "Issuer"), a Delaware corporation. This Statement is being filed by Norman C. Payson, M.D. (the "Reporting Person") to report acquisitions of Shares as a result of which the Reporting Person may be deemed to be the beneficial owner of more than 5% of the outstanding Shares. Information contained in this Statement on Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

      A substantial portion of the Shares which the Reporting Person is deemed to beneficially own consist of vested, but unexercised, stock options to acquire the Issuer's common stock. The Reporting Person's direct and indirect holdings and stock option holdings as of the date of the Issuer's proxy statements have previously been disclosed in such proxy statements. In addition, the proxy statement for the Issuer's 2000 annual shareholders meeting disclosed the Reporting Person's beneficial holding of Shares as 5.5%, calculated in accordance with the methodology utilized therein. Except for stock options issued to the Reporting Person and the periodic vesting thereof, the Reporting Person has neither acquired nor sold Shares subsequent to the date of such proxy statement. The Reporting Person inadvertently omitted to file a statement on Schedule 13D prior to the date hereof.

Item 1. Security and Issuer.

      Name of the Issuer:  Oxford Health Plans, Inc., a Delaware corporation.

      Address of Principal Executive Offices of the Issuer:
         48 Monroe Turnpike, Trumbull, Connecticut 06611.

      Title of Class of Equity Securities to which this Statement relates:
         Common Stock, $.01 par value.

Item 2. Identity and Background.

      This statement is being filed on behalf of Norman C. Payson, M.D., an individual whose principal business address is 48 Monroe Turnpike, Trumbull, Connecticut 06611 (the "Reporting Person"). The Reporting Person is a citizen of the United States. The Reporting Person is the chief executive officer and chairman of the board of Oxford and has been a controlling person of Oxford since May 13, 1998. Oxford is a health care company currently providing health benefit plans primarily in New York, New Jersey and Connecticut. Oxford's principal business and office address is 48 Monroe Turnpike, Trumbull, Connecticut 06611.

      During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      This Statement relates to: (i) 644,330 Shares held by a limited liability company (the "Family LLC") of which the Reporting Person is the Managing Member, 68.1127% of the equity interests of the Family LLC is held by the Reporting Person, 17.8873% of the equity interests of the Family LLC is held by the Reporting Person's spouse and 14% of the equity interests of the Family LLC is held by the Reporting Person's spouse as trustee of two irrevocable trusts established for the benefit of the Reporting Person's children (the "Family LLC Shares"); (ii) 1,000,000 Shares held by a grantor retained annuity trust established by the Reporting Person's spouse (the "Family GRAT") and of which the Reporting Person is the trustee and two irrevocable trusts for the benefit of the Reporting Person's children are the ultimate beneficiaries (the "Family GRAT Shares"); (iii) 1,000,000 Shares held jointly by the Reporting Person and his spouse (the "Direct Shares"); and (iv) 2,316,681 options to purchase Shares (the "Options") pursuant to Oxford's stock option plans (the "Option Shares").

      The Family LLC Shares were originally acquired from the Issuer by the Reporting Person for $10 million of the Reporting Person's personal funds on May 13, 1998 in a transaction that was exempt from registration under
Section 4(2) of the Securities Act of 1933, as amended.

      The Family GRAT Shares and Direct Shares were originally acquired by the Reporting Person for an aggregate amount of $14,106,250 of the Reporting Person's personal funds in a series of transactions occurring between August 19, 1998 and September 8, 1998.

      The Option Shares consist of vested (or to be vested within sixty
(60) days from the date hereof), but not exercised, Options to purchase Shares under Oxford's stock option plans. The Options have been granted to the Reporting Person by Oxford at various times during the period between February 23, 1998 and March 15, 2000. The Options vest on various schedules, including monthly vesting, quarterly vesting and annual vesting, and have terms extending from seven years to ten years.

Item 4. Purpose of Transaction.

      The Family LLC Shares, Family GRAT Shares and Direct Shares held directly and indirectly by the Reporting Person have been acquired for investment purposes. The Option Shares were granted to the Reporting Person as a component of his total compensation package. The Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, the status of any business combination involving the Issuer, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. The Reporting Person may at any time and from time to time sell or otherwise transfer Shares or acquire additional Shares. The Reporting Person will continue to acquire beneficial ownership of additional Shares as his Options continue to vest on monthly, quarterly and annual schedules.

      Notwithstanding the foregoing, the Reporting Person is presently contemplating a transfer of: (A) his beneficial ownership of (i) all of the Family LLC Shares through the appointment of an independent person as a successor managing member to the Reporting Person under the Family LLC which holds the Family LLC Shares and (ii) all of the Family GRAT Shares through the appointment of an independent person as a successor trustee to the Reporting Person under the Family GRAT which holds the Family GRAT Shares; and (B) his membership interests in the Family LLC to his wife. In addition, the Reporting Person is considering taking such action as is necessary so that each of the Family LLC and the Family GRAT may from time to time dispose of Family LLC Shares and Family GRAT Shares, respectively, under the safe harbor provided under Rule 10b5-1 promulgated under the Securities Exchange Act of 1934.

      Except to the extent set forth above, the Reporting Person has no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a)   The Reporting Person may be considered the beneficial owner of
            (i) the 644,330 Family LLC Shares held by the Family LLC, 68.1127% of the equity interest of which is held by the Reporting Person, 17.8873% of which is held by the Reporting Person's spouse and 14% of which is held by the Reporting Person's spouse as trustee of two irrevocable trusts established for the benefit of the Reporting Person's children;
            (ii) the 1,000,000 Family GRAT Shares held by the Family GRAT of which the Reporting Person is the trustee and two irrevocable trusts for the benefit of the Reporting Person's children are the ultimate beneficiaries; (iii) the 1,000,000 Direct Shares held directly by the Reporting Person and his spouse; and (iv) the 2,316,681 Option Shares. The Family LLC Shares, Family GRAT Shares, Direct Shares and Option Shares represent, in the aggregate, approximately 5.57% of the Shares. This calculation is based on outstanding Share information as of November 22, 2000 as provided by the Issuer's transfer agent, as adjusted to include the Option Shares as if the Options had been exercised.

      (b) The Reporting Person currently has sole power to vote and dispose of the 1,000,000 Direct Shares, the 1,000,000 Family GRAT Shares and the 644,330 Family LLC Shares. The Reporting Person currently has no right to vote or dispose of the 2,316,681 Option Shares issuable upon exercise of the Options and will not acquire any such right until such time as he exercises the Options.

      (c) During the past sixty (60) days, the Reporting Person acquired beneficial ownership in 66,668 Shares. The acquisition resulted from the Reporting Person's continued vesting of previously granted Options to acquire the Issuer's Shares. The Reporting Person did not exercise these Options and does not have the right to vote or dispose of the Shares underlying the Options.

      (d) Other than the holders of membership interests in the Family LLC with respect to the Family LLC Shares and the beneficiaries of the Family GRAT with respect to the Family GRAT Shares, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Person.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

Item 7. Material to be Filed as Exhibits.

        None



                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 15, 2000            /s/ Norman C. Payson, M.D.
                                    --------------------------------------
                                    Name:  Norman C. Payson, M.D.